

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

Hans Thomas
Chief Executive Officer
10X Capital Venture Acquisition Corp. II
1 World Trade Center, 85th Floor
New York, NY 10007

      Re: 10X Capital Venture Acquisition Corp. II
            Amendment No. 3 to Registration Statement on Form S-4
            Filed September 19, 2023
            File No. 333-269342

Dear Hans Thomas:

     We have reviewed your amended registration statement and have the following comment(s).

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2023 letter.

Amendment No. 3 to Form S-4 filed September 19, 2023

Background to the Business Combination, page 109

1.   We note your revisions in response to our prior comment 1, which we reissue in part. While we note your disclosure that 10X II did not sign NDAs with any of the five targets following the termination of the PrimeBlock Merger Agreement, please also expand your disclosure relating to the five target companies you considered to address the disclosure issues included in our prior comment 1.

Certain AFRAG Projected Financial Information, page 126

2.   We acknowledge your revised disclosure in response to our prior comment 5, which we reissue in part. Please revise your disclosure to discuss the aggregate amount of capital AFRAG assumed was needed for each year projected.

The Forward Purchase Agreement, page 171

3. We note your response to prior comments 6 and 7. Given that Vellar may, in its discretion, declare an Optional Early Termination from time to time prior to the Maturity Date and sell their shares at such time, please expand your disclosures to clarify that any intended liquidity benefit related to mitigating redemptions prior to the Business Combination may be short lived given the terms of the Optional Early Termination. Disclose the earliest date that Vellar may declare an early termination.

Note 2(cc), page 182

4. We note your response to prior comment 9. Please note that the appropriate guidance for recording pro forma adjustments is Rule 11-02(a)(6)(i)(A) and (B). Rule 11-02(a)(6)(i)(B) states that "adjustments that depict in the pro forma condensed statements of comprehensive income the effects of the pro forma balance sheet adjustments in paragraph (a)(6)(i)(A) of this section assuming those adjustments were made as of the beginning of the fiscal year presented." In this regard, we note that $2,300 adjustment in Note 2(C) represents estimated direct and incremental transaction costs incurred by 10X II after the balance sheet date. As such, it is not clear why the adjustment in Note 2(cc) is not $2,300. Please revise accordingly or reconcile the $6,323 10X transaction costs presented in Note 2(cc) to the $2,300 10X transaction costs presented in Note 2(C) and provide support for your presentation.

Information about AFRAG, page 213

5. We note your disclosure on page 227 that AFRAG entered into definitive agreements with the Government of Mauritania and the community of Gie Dynne. We also refer to your disclosure on page 215 that simultaneously with the formation of African Agriculture Mauritania LLC SARL on July 25, 2023, AFRAG entered into a lease. Please advise whether the definitive agreements with the Government of Mauritania and Gie Dynne are related to the lease agreement that AFRAG entered into on July 25, 2023. Please expand your disclosure of such definitive agreements and provide a brief description of the material terms of such definitive agreements with the Government of Mauritania and Gie Dynne and file the definitive agreements and the lease agreement, as applicable, as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Please contact Jeanne Baker at 202-551-3691 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: David Stewart, Esq.